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                              December 16, 2022

       Felix Yun Pun Wong
       Chief Financial Officer
       Inception Growth Acquisition Limited
       875 Washington Street
       New York, NY 10014

                                                        Re: Inception Growth
Acquisition Limited
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 31,
2022
                                                            File No. 001-41134

       Dear Felix Yun Pun Wong:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Managements Discussion and Analysis of Financial Condition and Results of Operations, page
       28

   1. On page 29 you disclose that there is substantial doubt about your ability to continue as a going concern, yet we
note that both the auditor report on page F-2 and footnotes to the audited financial
statements beginning on page F-7 omit any mention of this uncertainty.
                                                        Furthermore, in your
Item 4.01 8-K filed on October 17, 2022 you state that the auditor report did include an
uncertainty about your ability to continue as a going concern. Please advise.
       General

   2. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. If so, please revise your disclosure in future filings to include
disclosure that addresses how this fact could impact your ability to
 Felix Yun Pun Wong
Inception Growth Acquisition Limited
December 16, 2022
Page 2
      complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Wilson Lee, Staff
Accountant at (202) 551-3468 if you have any questions.



                                                            Sincerely,
FirstName LastNameFelix Yun Pun Wong
                                                            Division of
Corporation Finance
Comapany NameInception Growth Acquisition Limited
                                                            Office of Real
Estate & Construction
December 16, 2022 Page 2
cc:       Lawrence Venick
FirstName LastName